Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 12, 2000





[UNIVERSAL LOGO]        BLAIR WESTLAKE, CHAIRMAN

UNIVERSAL TELEVISION &
NETWORKS

                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]
                                                      IMPORTANT LEGAL DISCLAIMER



- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]
                                                UNIVERSAL TELEVISION & NETWORKS


-  Universal Television Operates In Three Segments Of The Value Chain...

[FLOW CHART]

------------------------------------------------------------------------------
 PRODUCTION                         PROGRAM                       CHANNELS                    DISTRIBUTION
                                  DISTRIBUTION                                                  PLATFORMS

JUST SHOOT ME                   CURRENT MOVIES                  25 MLN MANAGED                    CABLE
STEVE HARVEY                    4,000 MOVIE TITLES              CHANNEL SUBS                      DTH
BLIND DATE                      24,000 TV EPISODES              23 MLN JOINT                      DTT
INT'L TALK SHOWS                USA NETWORKS'                   VENTURE                           ADSL
WORKING TITLE TV                PROGRAMS (INT'L)                CHANNEL SUBS                      ETC.
>650 HOURS
ANNUALLY
------------------------------------------------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]                                       UNIVERSAL'S MOVIE LIBRARY


-  MOVIES



      [X] 4,000 + feature length movies
            - Titles known worldwide

   [JURASSIC PARK PHOTO]                       [SHAKESPEARE IN LOVE PHOTO]

                           [APOLLO 13 PHOTO]                                 [LIAR, LIAR PHOTO]

                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]                                       UNIVERSAL'S MOVIE LIBRARY

--------------------------------                                       ------------------------------

                                                                        - WORLD'S 2ND LARGEST
- CONTINUING ANNUITY                                                      MOVIE LIBRARY
  FROM WORLDWIDE
  LICENSING                                                                 - WORLDWIDE ALL-MEDIA
                                                                              RIGHTS TO MOST TITLES
- HIGH EBITDA MARGIN
  FROM OLDER TITLES OF > 60%

--------------------------------                                        - RECOGNIZED LEADER IN
                                                                          HORROR GENRE
                                     [UNIVERSAL MOVIE LIBRARY GRAPHIC]
                                                                            - HITCHCOCK DIRECTED
--------------------------------                                              FILMS (PSYCHO, THE
                                                                              BIRDS...)
- FOUNDATION FOR
  CHANNEL CREATION                                                          - FRANKENSTEIN,
                                                                              DRACULA, WOLFMAN...
  [X] 100% genre-appropriate
      for Studio Universal

  [X] ~30% genre-appropriate
      for 13th Street

--------------------------------                                       ------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]
                                                       UNIVERSAL'S MOVIE LIBRARY



-  TELEVISION

     [X] 24,000 + television episodes


   [MAGNUM, P.I. PHOTO]                        [MURDER, SHE WROTE PHOTO]

                           [COLUMBO PHOTO]

                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]
                                                       UNIVERSAL'S MOVIE LIBRARY

--------------------------------                                       -------------------------------------
                                                                        - FOUNDATION FOR CHANNEL
- WORLD'S LARGEST LIBRARY                                                 CREATION
OF ONE-HOURS AND LONG
FORM TV PROGRAMS                                                          [X] 13th Street is only action &
                                                                              suspense channel designed
- WORLD'S LARGEST LIBRARY                                                     to take best advantage of a
OF ACTION, MYSTERY AND                                                        Hollywood studio library
SUSPENSE GENRES

                                                                          [X] > 50% of Universal's TV
                                                                              library is genre-appropriate
                                                                              for 13th Street
--------------------------------                                       -------------------------------------

                                    [UNIVERSAL TV LIBRARY PHOTO]

--------------------------------                                       -------------------------------------
- CONTINUING ANNUITY
  FROM WORLDWIDE                                                        - USA NETWORKS
  LICENSING                                                               PROGRAMMING PROVIDES
                                                                          CURRENT AND ADDITIONAL
                                                                          LIBRARY TV PRODUCT
- HIGH EBITDA MARGIN                                                      (EG: LAW AND ORDER,
  FOR OLDER TITLES                                                        XENA: PRINCESS WARRIOR)
  OF > 80%
--------------------------------                                       -------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]                                 A GLOBAL TV LICENSING FOOTPRINT


-  Geographic breakdown of FY 2000 TV revenues

   United States                                                Europe
        43%                                                       43%

     [PHOTO]                                                    [PHOTO]



                                Rest of the
                                   World
                                    14%



                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]                                  OWN CONTENT GENERATES MULTIPLE
                                                                REVENUES STREAMS


- NEW MOVIES      ------------------>   - DRIVER FOR LIBRARY, CHANNEL
                                          DEVELOPMENT & INTERACTIVE SERVICES

- PPV AND VOD     ------------------>   - DRIVER FOR CHANNEL DEVELOPMENTAL &
  RIGHTS OF NEW                           LIBRARY
  MOVIES


                                        - ANNUITY GENERATING ANNUAL REVENUES

                                        - DRIVER FOR CHANNEL DEVELOPMENT &
                                          INTERACTIVE SERVICES

- TV & MOVIE      ------------------>       - 13TH STREET
  LIBRARIES
                                            - SCI FI

                                            - STUDIO UNIVERSAL
                                              /THE STUDIO

                                            - C+ CHANNELS


                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]                                     STRONG INTERNATIONAL BRANDS


- PROGRAMMING LINE-UP CONSISTS OF ~ 35% FROM UNIVERSAL LIBRARIES

- LOCAL PROGRAMMING PROVIDING THE MAJORITY OF THE BALANCE


                                    - "The Most Dangerous Address on Television"
[13TH STREET PHOTO]
                                    - Basic Tier Action & Suspense Channel


                                    - "The Movie Channel From the Movie Makers"
[STUDIO UNIVERSAL PHOTO]
                                    - Basic Tier Contemporary Movie Channel


                                    - Science Fiction Programming
[SCI-FI PHOTO]
                                    - Most Widely Distributed Brand (22M HH)


                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]                                         AN AGGRESSIVE ROLL-OUT:
                                                           7 CHANNELS IN 3 YEARS


   [USA NETWORK PHOTO]
      LAT AM/BRAZIL *

[13EME RUE PHOTO]  [SCI-FI PHOTO]  [STUDIO UNIVERSAL PHOTO]  [13TH STREET PHOTO]  [CALLE 13 PHOTO]  [STUDIO UNIVERSAL PHOTO]
     FRANCE             UK                ITALY                   GERMANY               SPAIN                GERMANY



    NOVEMBER          FEBRUARY             MAY                    AUGUST                        SEPTEMBER
      1997              1998              1998                     1998                           1999

==============================================================================================================================

   1ST CHANNEL       ASSUMED          1ST CHANNEL                1ST CHANNEL IN          1ST CHANNEL IN SPAIN
   IN TERRITORY    CONTROL FROM       IN TERRITORY                 TERRITORY             2ND CHANNEL IN GERMANY
                       USA


[STUDIO UNIVERSAL PHOTO]  [STUDIO PHOTO]
        SPAIN                    UK*



         MAY                   JANUARY
        2000                     2001

========================================

      2ND                         2ND
  CHANNEL IN                   CHANNEL IN
   TERRITORY                    TERRITORY


* USA BRAZIL AND UK "STUDIO" ARE 50% OWNED BY UNIVERSAL

                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]                                     UNIVERSAL NETWORKS STRATEGY


--------------------------------------------------------------------------------
                             - USE PLATFORM LAUNCHES IN NEW TERRITORIES TO
STRATEGIC                      GENERATE ADDITIONAL REVENUES BEYOND PROGRAM
POSITIONING                    LICENSING
                             - MAXIMIZE CARRIAGE THROUGH BASIC TIER PENETRATION

--------------------------------------------------------------------------------

BUILD NEW GLOBAL             - FORTIFY LICENSING BUSINESS
ASSETS                       - ESTABLISH CONSUMER BRANDS VIA COMPELLING
                               THEMATIC APPROACH

--------------------------------------------------------------------------------

FOCUS ON                     - LOCAL EXECUTION
MARKETING                    - AGGRESSIVE PROMOTION: NEW SUBSCRIBERS VS.
                               RATINGS ONLY

--------------------------------------------------------------------------------

COST EFFICIENCIES            - REALIZE ECONOMIES OF SCALE THROUGH MULTI-
                               CHANNEL OPERATIONS

--------------------------------------------------------------------------------

CREATION OF LOCAL            - CHANNELS PROVIDE A "LABORATORY" FOR LOW-COST
PROGRAMMING                    PRODUCTION

--------------------------------------------------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]                                               FINANCIAL TRENDS:
                                                       STRONG OPERATING LEVERAGE


- EXISTING CHANNELS EXPECTED TO BREAK-EVEN IN 2002

- 6 OF THE 9 EXISTING CHANNELS WILL BREAKEVEN IN 2001

                      -------------------------------
                        2000 E              2002 E

                      -------------------------------

SUBSCRIBERS             25 Mln              32 Mln

REVENUES              $ 100  Mln          $ 160 Mln

EBITDA                $ (20) Mln          Breakeven

                      -------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

                                                 VIVENDI UNIVERSAL OPPORTUNITIES


- Optimization across the entire TV value chain

--------------------------------------------------------------------------------

                        PROGRAM                                    DISTRIBUTION
PRODUCTION           DISTRIBUTION              CHANNELS              PLATFORMS


UNIVERSAL             UNIVERSAL               UNIVERSAL               CANAL +
 CANAL +               CANAL +                 CANAL +

-------------------------------------------------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

                                                       BENEFITS FROM INTEGRATION
                                                          INTO VIVENDI UNIVERSAL


- CROSS-FERTILIZE UNIVERSAL PROGRAMMING AND VIVENDI UNIVERSAL'S DISTRIBUTION PLATFORMS

     [X] eg: Universal networks on Canal+ platforms, Multithematiques channels in some Universal territories, enhanced subscribers retention on Canal+ platforms

- POWERFUL COMBINATION OF COMPLEMENTARY LIBRARIES DRIVING IMPROVED DISTRIBUTION VIA CHANNELS AND LICENSING

     [X] eg: Universal titles to drive Canal+ library in non Canal+ territories

- CROSS-PROMOTION OPPORTUNITIES

     [X] eg: Vivendi Universal's products on Universal Networks

                                                        [VIVENDI UNIVERSAL LOGO]

                                                       BENEFITS FROM INTEGRATION
                                                          INTO VIVENDI UNIVERSAL


- COMBINE FORCES WITH MULTITHEMATIQUES TO CREATE AND DEVELOP NEW BRANDED
  CHANNELS

- ENHANCED OPPORTUNITIES TO SECURE DELIVERY OF CHANNELS AND PRODUCT LICENSING WITH OTHER VERTICALLY-INTEGRATED MEDIA COMPANIES

- PROGRAMMING, MARKETING, BROADCASTING AND OVERHEAD COST REDUCTIONS

                                                        [VIVENDI UNIVERSAL LOGO]

                                                       BENEFITS FROM INTEGRATION
                                                          INTO VIVENDI UNIVERSAL



- Vivendi Universal Is Well-positioned For Video and Demand


--------------------------            ------------------------

- WORLD'S LARGEST                      - NEW MARKETS
  COMBINED US /
  EUROPEAN LIBRARY                     - DEEPER PENETRATION
                                         OF LIBRARIES
- INTERACTIVE PLATFORMS
                                       - HIGHER REVENUES
- DIRECT ACCESS TO
  CONSUMERS                            - INCREASED MARGINS

--------------------------            ------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

                                                                         SUMMARY

-----------------------------------

- STRONG BRANDS

       [13TH STREET LOGO]                                                            --------------------------

[SCI-FI LOGO]   [STUDIO UNIVERSAL LOGO]                                                 GLOBAL FOOTPRINT
                                                                                        ----------------
-----------------------------------
                                        [UNIVERSAL TELEVISION AND NETWORKS LOGO]        - 25 MLN MANAGED
                                                                                        CHANNEL SUBSCRIBERS
-----------------------------------

EXTENSIVE LIBRARY                                                                       - 23 MLN JOINT VENTURE
-----------------                                                                       CHANNEL SUBSCRIBERS

- 4,000 MOVIES                                                                        --------------------------

- 24,000 TV EPISODES

-----------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

                            BLAIR WESTLAKE, CHAIRMAN



UNIVERSAL TELEVISION &
NETWORKS


                                                        [VIVENDI UNIVERSAL LOGO]